Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

February 1, 2022

VIA EDGAR CORRESPONDENCE

Kimberly Browning
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust
File Nos. 333-146827; 811-22135

Dear Ms. Browning

This letter responds to your comments, provided by telephone regarding the registration statements filed on Form N‑1A for Innovator ETFs Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on November 19, 2021 (each, a “Registration Statement” and collectively, the “Registration Statements”). The Registration Statements relate to the Innovator Laddered Allocation Buffer ETF and Innovator Laddered Allocation Ultra Buffer ETF (each, a “Fund” and collectively, the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff requests each Fund outline the changes to the Funds’ names, any material changes to the Registration Statements and provide a timeline for each Fund’s launch.

Response to Comment 1

Each Fund will revise its name as follows:

Former Name	Updated Name
Innovator Laddered Fund of U.S. Equity Buffer ETFs	Innovator Laddered Allocation Buffer ETF
Innovator Laddered Fund of U.S. Equity Ultra Buffer ETFs	Innovator Laddered Allocation Ultra Buffer ETF

Each Fund will change its index provider from Refinitiv/Thomson Reuter to MerQube, Inc., and its underlying index, as follows. The index methodology for the new index is identical to the former index.

Fund Name	Former Underlying Index	New Underlying Index
Innovator Laddered Allocation Buffer ETF	Refinitiv Laddered Buffer Strategy Index	MerQube U.S. Large Cap Equity Buffer Laddered Index
Innovator Laddered Allocation Ultra Buffer ETF	Refinitiv Laddered Ultra Buffer Strategy Index	MerQube U.S. Large Cap Equity Ultra Buffer Laddered Index

The broad-based indices for each Fund will be as follows:

Fund Name	Former Broad-Based Indices	New Broad-Based Indices
Innovator Laddered Allocation Buffer ETF	(1) Refinitiv Diversified Buffer Strategy Index (2) S&P 500 Total Return Index	(1) MerQube Diversified Buffer Strategy Index (2) S&P 500 Total Return Index
Innovator Laddered Allocation Ultra Buffer ETF	(1) Refinitiv Diversified Ultra Buffer Strategy Index (2) S&P 500 Total Return Index	(1) MerQube Diversified Ultra Buffer Strategy Index (2) S&P 500 Total Return Index

The Innovator Laddered Allocation Buffer ETF will file an updated Registration Statement reflecting the above changes on Monday, February 7, 2022, which will become effective on Tuesday, February 8, 2022. The Innovator Laddered Allocation Buffer ETF intends to launch and list on the Cboe BZX Exchange, Inc. on Wednesday, February 9, 2022. The Innovator Laddered Allocation Ultra Buffer ETF will file a delaying amendment, up to thirty days, until the Trust is ready to launch that fund.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren